02036951

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
MAY 2 1 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002, through May 13, 2002

Telecom Italia S.p.A.

(Formerly STET - Società Finanziaria Telefonica per Azioni)

(Translation of registrant's name into English)

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

Corso d'Italia 41, 00198 Rome, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:May 13, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated May 7, 2002 for the month of May 2002 through May 7, 2002:

1) Press release of May 7, 2002 regarding the approval by the Board of Directors of the first quarter 2002 financial statements.
2) Press release of May 7, 2002 regarding the approval by the Shareholders' Meeting of Telecom Italia financial statements for 2001

TELECOM ITALIA

PRESS RELEASE

BOARD APPROVES FIRST QUARTER 2002 FINANCIAL STATEMENTS
FIRST SIGNIFICANT EFFECTS OF 2002-2004 BUSINESS PLAN, AGAINST A HIGHLY TURBULENT AND VOLATILE COMPETITION AND INDUSTRY BACKDROP

TELECOM ITALIA GROUP

NET CONSOLIDATED RESULT: 721 M EUROS (+86%); 382 M EUROS (+31%) EXCLUDING GAINS FROM DISPOSALS

FREE CASH FLOW: 1,608 M EUROS (+136%)

FINANCIAL DEBT FURTHER REDUCED BY 1,324 M EUROS COMPARED TO 31 DECEMBER 2001

DEBT MATURITY FURTHER LENGTHENED: 80% IN EXCESS OF 12 MONTHS

Milan, 7 May 2002 – At today's Telecom Italia Board of Directors meeting, chaired by Marco Tronchetti Provera, the Board approved the first quarter 2002 financial statements.

Telecom Italia Group First-quarter 2002 (1)

In the first quarter of 2002 the **net consolidated result post minorities** was **721 million euros**, up **86.8%** compared with the first quarter of 2001 (386 million euros).
The result was positively impacted by **net gains** from disposal of holdings worth **339 million euros** (94 million euros in the first quarter of 2001) and a **significant reduction in value adjustments on investment assets**.

The **result before taxes and extraordinary items** posted an improvement of almost 10% as it rose from 1,111 million euros to 1,221 million euros.

(1) For the benefit of data comparison on equivalent terms, last year's figures for the same period, with which these figures are compared, have been reclassified with the Telecom Argentina Group consolidated using the shareholders' equity rather than the proportional method.

In the first quarter of 2002 **disposals** of **holdings** worth **962 million euros** were made:

- **disposal** of the TIM Group's 19.6% stake in **BDT for 750 million euros**, for a **net gain of 484 million euros** which added 266 million euros to the net consolidated result;

- **acceptance** of the **Public Purchase Offer** for **Lottomatica** by the Information Technology Market Business Unit (Finsiel Group) for **212 million euros**, realizing a **net gain of 93 million euros** and a 73 million euro contribution to the net Group result.

Performance during the first quarter was as follows.
Group **revenues** amounted to **7,265** million euros, up **1.9%** compared with the first quarter of 2001. This increase was the result of good performances by the TIM Group and growth in revenues from the Internet and Information Technology Market units, offsetting a slight fall in revenues from voice traffic (which posted an 8.7% increase in traffic minutes) generated by the Domestic Wireline BU, as price cuts scheduled by the Authority came into effect.

The consolidated **gross operating result**, equal to **3,274 million euros**, remained at the same level as in the first quarter of the preceding year (3,287 million euros), accounting for a **45.1% gross operating result margin over revenues** (46.1% in the first quarter of 2001). While domestic (Telecom Italia Domestic Wireline and Tim S.p.A.) Italian margins held firm, international items had a greater weight as margins fell below the average in both fixed line and wireless operations. Further, the Seat Pagine Gialle Group experienced the effects of consolidation of the "La7" TV channel.

Consolidated **operating income**, equal to **1,731** million euros, was substantially in line with the first quarter of 2001 (**+10 million euros**), and accounted for a **23.8% margin of revenues** (24.1% in the first quarter of 2001). The **balance of financial income and charges and participating interests** was minus **510 million euros**, a **100 million euro** improvement compared with the same period during the preceding year, taking into account the benefits of value adjustments regarding investment assets after better results from a number of international holdings, and lower write-downs for goodwill on holdings after the devaluations undertaken in the 2001 accounts.

Consolidated **free cash flow** amounted to **1,608 million euros**, up 927 million euros with respect to the first quarter of 2001, corresponding to **22.1%** of **revenues**.

Headcount at 31 March 2002 was **108,831**, down 1,125 compared with year-end 2001.

Investments amounted to **1,227 million euros**. In the preceding financial year aggregate investments (4,708 million euros) were affected by non-recurring items worth 3,486 million euros from:

- Capex: GSM Brazil, 980 million euros;
- goodwill: outgoings for acquisition of Entel S.A. (Chile), 737 million euros;
- long-term investments for the mobile license in Turkey, 1,650 million euros; Net Creation, 119 million euros.

Consolidated **net financial borrowings** were equal to **20,618 million euros**, **down** by **1,324 million euros** compared to year-end 2001. Further changes were made to the debt structure in the first quarter of 2002: the proportion of debt due **beyond one year** increased from the figure of 64% at year-end 2001 to **80%** at 31 March 2002, following the Telecom Italia S.p.A. **2,500 million euro bond issue on** 1 February 2002, which is part of the Global Note Program.

Telecom Italia S.p.A.

Parent company **revenues** amounted to **4,190 million euros**, after posting a fall equal to 70 million euros compared with the first quarter of 2001 (**-1.6%**). Higher revenues from subscription fees were offset by reduced average call traffic prices. That fact that the change compared with the first quarter of 2001 was so minimal confirms the leadership Telecom Italia enjoys on the fully liberalized Italian domestic market.

The **gross operating result**, equal to **1,875 million euros**, kept pace with the first quarter of last year (-25 million euros), and generated the same **margin on revenues** as this period during the preceding year (44.7% against 44.6%).

Operating income, equal to **1,097 million euros**, posted **2.7%** growth (+29 million euros) compared with the first quarter of 2001, for a **26.2%** margin on revenues, compared with 25.1% last year. The improvement may fundamentally be attributed to more efficient investment management, notwithstanding higher allocations made to cover bad debt.

Net income amounted to **280 million euros**, a fall of 98 million euros on the first quarter of 2001. This may be ascribed predominantly to a worsening **balance of financial income and charges and participating interests (-159 million euros)**, which absorbed the **growth in operating profit (+29 million euros)**. Of particular influence on the result were:

- higher charges from **value adjustments of investment assets (127 million euros)** essentially due to: the **devaluation of the interest in Nortel Inversora** with regard to the holdings belonging to STET International Netherlands (37 million euros) and Telecom Italia (19 million euros); and an additional devaluation of Telecom Argentina bond securities held by Softe and Sogerim (33 million euros); along with SIN's coverage of losses accrued by **9Telecom Reseau (54 million euros)**;
- increased **net financial charges (47 million euros)**;

- a worse **balance of extraordinary income and charges (-55 million euros)**;
- lower **taxes on income (- 87 million euros).**

Headcount at 31 March 2002 was **59,879**, down 1,202 compared with year-end 2001, principally as a result of employees leaving and conclusion of redundancies pursuant to law no. 223/1991. Figures were also reduced after the disposal of the "Gestione Autoparco" company branch.

Investments reached a total of **521 million euros.** Last year's aggregate investments of 1,447 million euros were affected by non-recurring financial investments of 970 million euros, owing to the SIN capital increase for acquisition of Entel Chile.

Net financial borrowings amounted to **16,651 million euros**, a decrease of 262 million compared with year-end 2001. This was principally the result of cash flows from operations during the year, which were sufficient to fully cover investment requirements. Debt composition changed in February with the issue of the Telecom Italia bond as part of the "Global Note Program".

Domestic Wireline

Telecom Italia Domestic Wireline, the Telecom Italia fixed-line network services business unit, closed the **first quarter of 2002** with **a gross operating result** of **1,943 million euros**, which was substantially in line with the first quarter of 2001, and improved operating margins as the **gross operating result/revenues** margin reached **46.6% (+0.6 percentage points)**. This level once again makes DW number one among Europe's principal carriers, and confirms its market leadership.

Operating income reached **1,200 million euros** (+4.4%).

In the first three months of 2002 DW's **gross revenues** amounted to **4,172 million** euros, having recorded a very slight decrease (-1%) on the same period in 2001. Revenues performance saw a slight decrease in earnings from traditional voice services (-4.7% compared with the same quarter in 2001), which was partially offset by significant growth in revenues from **wholesale services** targeted at other domestic and international carriers and Internet Service Providers (**+13.6%**), in addition to growth in revenues from **data** and **web offerings to business** (+2.2%).

In the first three months of 2002 DW reasserted its leadership in the domestic traditional voice services market.

Headcount amounted to **56,903** at the end of March 2002, compared with 57,831 at year-end 2001.

Domestic Wireline invested in excess of **430 million euros** in **capital expenditure** during the first quarter of 2002, targeted principally at broadband network development and innovative services.

TIM Group

In the first quarter of 2002 the **TIM Group** posted **revenues** of **2,498 million euros**, up by 4.3% compared with the first quarter of last year. The **gross operating result** amounted to **1,221 million euros**, up by **3.7%** compared with the first quarter of 2001. **Operating income**, which rose by **1.8%** compared with the first quarter of 2001, was equal to **831 million euros**. The **TIM's net consolidated income post minorities** was **918 million euros**, a 519 million euro improvement over the same period last year. This increase was principally generated by extraordinary operations, notably income from disposal of the interest held in **BDT** (484 million euros), and improvements to financial resulting from associate companies IS TIM and Mobilkom Austria. At the end of the 1st quarter, **headcount** totalled **17,124**, an increase of 403 with respect to year-end 2001. Most of the increase came in the South American region.

Seat Pagine Gialle Group

In the first quarter of 2002 the **Seat Pagine Gialle Group** recorded **revenues** of **333 million euros**. The 14% increase compared with the first quarter of 2001 was principally the result of extension of the area of consolidation. On equivalent consolidation terms growth amounted to 1%. The **gross operating result** posted an increase on the same period in 2001, notwithstanding the seasonal impact associated with publication of the Yellow Pages and telephone directories, which reduces the meaningfulness of first quarter figures. On equivalent terms the **gross operating result** jumped by 90%, principally owing to improved profitability in the Directories unit and a positive gross operating result from Internet operations. **Operating income** was a **69 million euros** loss, a fall compared with the first quarter of last year. This was partially the result of higher write-offs for goodwill regarding companies consolidated after 31 March 2001, along with higher allocations to provisions for doubtful receivables. On equivalent terms an improvement of 10% was registered, principally as a result of reduced losses from Internet and Directory Assistance operations.

International Operations

International Operations BU **revenues** for the first quarter of 2002 amounted to **478 million euros**, a 35 million euro increase (**+7.9%**) compared with the first quarter of 2001. This was principally the result of higher revenues from the Entel Chile and 9Telecom Groups.

Gross operating results, equal to **96 million euros**, were more or less unchanged compared with the first quarter of the preceding year (97 million euros).
Operating income registered a **significant improvement** (**45%**) compared with the first quarter of 2001 (a loss of 40 million euros), to end at a loss of 22 million euros. This result was achieved through lower write-downs for goodwill on subsidiaries after the devaluations of 31 December 2001.

Capital expenditure, at **80 million euros**, was on a downward trend compared with the first quarter of 2001 (122 million euros), registering a **contraction of 34.4%**.

Information Technology

In the first quarter of 2002 the Information Technology BU, which manages Telecom Italia Group IT operations and is domestic leader in Italy, continued to reorganize and reposition. The unit's new strategy is based upon twin areas of operation:

- **Information Technology Market** (Finsiel Group) is responsible for IT operations oriented towards the external market. Specifically, to central and local government organizations implementing decentralization and e-government initiatives, along with companies, banks and enterprises competing on global markets. In the first quarter of 2002 **revenues** amounted to 270 million euros, after growth of 9.8% compared with the first quarter of 2001. Business Unit profitability, measured in terms of gross and net operating results, remained at similar levels to 2001

- **Information Technology Group** is the business unit that supplies technology innovation and IT operations services to Telecom Italia Group companies. In the first quarter of 2002 the Telecom Italia Board of Directors adopted a plan to restructure Group IT operations by uniting under IT Telecom the interests held by Telecom Italia and Finsiel in the companies of Netsiel, Telesoft, Sodalia, Saritel and Netikos. The Information Technology Group unit also oversees Telecom Italia Lab. **Revenues** amounted to 196 million euros (209 million euros in the first quarter of 2001).

Satellite Services

In the first quarter of 2002 the Satellite Services business unit posted **revenues** of 65 million euros, in line with the figures recorded in the first quarter of the preceding year. Turnover during the period was characterized by reduced operations in the aerospace industry, though this was countered by an increase in telecommunications services provision. **Gross operating margin**, **investments** and **headcount** totals remained more or less **unchanged**.

Real Estate and General Services

The Real Estate and General Services unit administers and creates value from Group property assets. It also plans and realizes construction and refurbishment ventures.

The unit is responsible for Telecom Italia S.p.A. in-house space and property belonging to three subsidiaries – Emsa, Telimm and Immsi – and associate companies Imser and Telemaco Immobiliare.

At **204 million euros, revenues** were down on the first quarter of 2001 (-9.3%) as the internal costing system was realigned to reflect improved market conditions. In the meantime, the unit pursued its policy of rationalizing space occupied by Telecom Italia companies.
The downwards trend of **operating costs** partially compensated for lower revenues, as costs fell from 194 million euros in the first quarter of 2001 to **188 million euros** during the same period in 2002 (**-3.1**%).

The **gross operating result** amounted to **16 million euros**, compared with 31 million euros for the first quarter of 2001 (**-48.4**%).

Events occurring after 31 March 2002

As part of the **buyback operation** authorized by the 7 November 2001 Ordinary Shareholders' Meeting, notification is hereby given at 7 May 2002 acquisition was made of **1,000,000 ordinary shares** at an average price of 8.81 euros per share, for an aggregate investment of 8.8 million euros and **6,250,000 savings shares** at an average price of 6.13 euros per share, for an overall countervalue of 38.3 million euros.

The company's **reference prices** for 2002 were published in April, providing technical and economic conditions for **network use** for both switched carriage (**interconnection**) and **unbundling** of the **local loop**, in application of Italian Communications Regulatory Authority resolution no. 4/02/CIR issued in March.

In April Telecom Italia paid around **60 million euros** to **acquire** 86% of the registered stock of **EPIClink**, of which 30.3% was acquired from Edisontel, 25.3% from Pirelli, 20% from IntesaBci, 8% from E_voluzione and 2.4% from Camozzi Holding. The transaction is subject to Anti-trust Authority approval.

§

The Group confirms the earnings forecasts it made in the 2002-2004 Business Plan. Expectations for the current financial year are that operating income growth at least matches last year's figures. The company also confirms its commitment to reduce net financial borrowings through prudent management of investments and costs, and continuation of the disposals plan.

§

The Board of Directors appointed Mr Riccardo Ruggiero as General Manager of Telecom Italia S.p.A, in charge of the Domestic Wireline Business Unit activities.

Disclaimer

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The forward looking statements contained in this communication relate in particular to management's forecast of financial performance for the last three quarters of 2002. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, in Telecom Italia's core fixed-line and wireless markets;
- Telecom Italia's ability to continue the introduction of new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed line business due to market share loss and pricing pressures;
- Telecom Italia's ability to achieve cost reduction targets or to continue the process of rationalizing its non-core assets;
- the impact of the economic crisis in Argentina and the events of September 11 (and the ensuing international response) on Telecom Italia's international business and on its investments and capital expenditures;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of the Group's corporate structure and the disposition of Telecom Italia's interests in various companies;
- the Group's ability to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;
- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts; and
- the Group's ability to realize the benefits of the merger of SEAT and Tin.it; and SEAT's ability to implement successfully its internet strategy.

Furthermore, the ability of the Group to achieve certain of its objectives described herein assumes the continuing rebalancing of the tariff system in order to reduce subsidization of certain tariff categories by other ones and a satisfactory determination on interconnection fees that takes into account both the obligation to provide universal service and the access deficit.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results for 2002.

Communication & Media Relations
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Investor Relations
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TELECOM ITALIA

PRESS RELEASE

The Shareholders' Meeting convened in Milan

TELECOM ITALIA: 2001 FINANCIAL STATEMENTS APPROVED

ORDINARY DIVIDEND AMOUNTING TO 0.3125 EURO
SAVINGS DIVIDEND AMOUNTING TO 0.3237 EURO

Milan, 7 May 2002 – The Telecom Italia ordinary shareholders' meeting convened today, under the Chairmanship of Marco Tronchetti Provera.

The shareholders' meeting examined and approved Telecom Italia S.p.A's financial statements for 2001, which recorded **revenues** of **17,309** million euros, **gross operating result** equal to **7,571** million euros, **operating income** equal to **3,983** million euros and **net income** equal to **151** million euros, after non **recurring charges** equal to **3,760** million euros (2,498 million euros after lower fiscal charges for 1,262 million euros).

On the basis of this result, the meeting resolved to distribute a dividend amounting to **0.3125** euros per **ordinary share** and **0.3237** per **savings share**, substantially in line with the previous year, drawing upon income reserves from previous financial years up to a maximum of **2,184** million euros. The ex-dividend payment dated 20 May 2002, will be made on 23 May 2002.

In his letter to the shareholders' **Marco Tronchetti Provera**, Chairman of **Telecom Italia** underlines:"The Telecom Italia Group occupies an extremely important place in Italy's industrial scenario, both because of the high level it has reached technologically and the impressive level of professional skills to which it has access. In fact, we saw that what was needed was a more solid, more efficient productive and financial structure, which would reinforce its capacity to play a role of primary importance in the key sector of Information and communication technology. In order to achieve these objectives, in the first few months after we took over management of the Group, we carried out some important transformations. Firstly we completely reorganized the Group's staffing and business structures. We also implemented a series of measures to bring about a decisive improvement in its level of efficiency and profitability."
"We adopted – the Chairman of Telecom Italia continues - a strict policy to control costs and investments, continued with the policy of divesting non-core

activities and started a gradual program to restructure and reduce debt. Furthermore, we adopted accounting criteria that are a better reflection of the market values of some assets, particularly in the case of the foreign operations of the Group. Now that the period of special measures has more or less come to an end, we can start anew with a cycle of operations which aims to consolidate our strategy of creating value."

§

The shareholders' meeting ended at 21.30 pm. Therefore the announcement concerning the availability of the financial statements to the public as of tomorrow May 8. 2002 (as provided for by articles 77 and 83 of the regulation approved by Consob with resolution No. 11971/1999) cannot be published until Thursday May 9, 2002.

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